Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three months ended March 31, 2021 and 2020

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2021 and December 31, 2020

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$59,746	$64,262
Accounts receivable (note 4)	81,157	90,467
Inventories (note 5)	57,130	51,402
Prepaid expenses	7,098	11,767
Short-term investment (note 6)	9,433	—
Total current assets	214,564	217,898
Long-term investments (note 7)	3,163	13,954
Property, plant and equipment (note 8)	54,986	57,507
Operating lease right-of-use assets (note 11)	32,409	27,962
Intangible assets (note 9)	10,850	11,784
Deferred income tax assets	1,957	2,140
Goodwill	3,252	3,397
Other long-term assets	12,136	11,621
Total assets	$333,317	$346,263
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$81,325	$84,599
Current portion of operating lease liabilities (note 11)	4,952	4,476
Short-term debt (note 12)	7,888	23,445
Current portion of long-term debt (note 13)	16,624	16,302
Current portion of long-term royalty payable (note 14)	7,451	7,451
Current portion of warranty liability (note 15)	11,056	10,749
Total current liabilities	129,296	147,022
Long-term operating lease liabilities (note 11)	27,235	23,486
Long-term debt (note 13)	37,700	45,651
Long-term royalty payable (note 14)	9,096	8,591
Warranty liability (note 15)	7,168	8,187
Deferred income tax liabilities	2,996	3,250
Other long-term liabilities	5,624	6,017
Total liabilities	219,115	242,204
Shareholders’ equity:
Share capital (note 16):
Unlimited common and preferred shares, no par value
147,848,018 (2020 - 144,069,972) common shares	1,130,895	1,115,092
Other equity instruments	7,305	7,671
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(1,008,819)	(1,005,679)
Accumulated other comprehensive loss	(26,695)	(24,541)
Total shareholders' equity	114,202	104,059
Total liabilities and shareholders' equity	$333,317	$346,263
Commitments and contingencies (note 18)
Subsequent events (note 13(a))

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Rita Forst	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

	Three months ended March 31,
	2021	2020
Revenue	$76,443	$67,223
Cost of revenue and expenses:
Cost of revenue	63,426	62,948
Research and development	6,712	5,800
General and administrative	9,290	6,632
Sales and marketing	2,931	3,325
Foreign exchange loss	731	6,895
Depreciation and amortization	1,510	1,496
	84,600	87,096
Loss from operations	(8,157)	(19,873)

Income from investments accounted for by the equity method	6,577	5,367
Interest on long-term debt and accretion on royalty payable	(1,749)	(1,552)
Interest and other income, net of bank charges	547	85
Loss before income taxes	(2,782)	(15,973)
Income tax expense (recovery)	358	(684)
Net loss for the period	(3,140)	(15,289)
Other comprehensive income (loss):
Cumulative translation adjustment	(2,154)	169
Comprehensive loss	$(5,294)	$(15,120)

Loss per share:
Net loss per share - basic and diluted	$(0.02)	$(0.11)
Weighted average common shares outstanding:
Basic and diluted	147,126,250	136,429,224

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months ended March 31, 2021 and 2020

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
January 1, 2020	136,416,981	$1,094,633	$6,857	$10,079	$(998,320)	$(23,890)	$89,359
Issuance of common shares on exercise of share units	48,891	87	(87)	—	—	—	—
Stock-based compensation	—	—	591	—	—	—	591
Net loss for the period	—	—	—	—	(15,289)	—	(15,289)
Other comprehensive income	—	—	—	—	—	169	169
March 31, 2020	136,465,872	$1,094,720	$7,361	$10,079	$(1,013,609)	$(23,721)	$74,830

January 1, 2021	144,069,972	$1,115,092	$7,671	$11,516	$(1,005,679)	$(24,541)	$104,059
Issuance of common shares on exercise of share units	143,217	420	(420)	—	—	—	—
Issuance of common shares on conversion of convertible debt	1,815,117	2,577	—	—	—	—	2,577
Issuance of common shares on at-the-market public offering, net of costs incurred	1,819,712	12,806	—	—	—	—	12,806
Stock-based compensation	—	—	54	—	—	—	54
Net loss for the period	—	—	—	—	(3,140)	—	(3,140)
Other comprehensive income	—	—	—	—	—	(2,154)	(2,154)
March 31, 2021	147,848,018	$1,130,895	$7,305	$11,516	$(1,008,819)	$(26,695)	$114,202

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2021 and 2020

	Three months ended March 31,
	2021	2020
Cash flows from (used in) operating activities:
Net loss for the period	$(3,140)	$(15,289)
Items not involving cash:
Depreciation and amortization	3,473	3,369
Stock-based compensation expense	84	624
Unrealized foreign exchange loss	731	6,895
Deferred income tax	(190)	(2,141)
Income from investments accounted for by the equity method	(6,577)	(5,367)
Interest on long-term debt and accretion of royalty payable	1,749	1,552
Change in inventory write-downs to net realizable value	198	(317)
Change in bad debts expense	48	38
Net cash used before working capital changes	(3,624)	(10,636)

Changes in non-cash operating working capital:
Accounts receivable	6,797	576
Inventories	(6,875)	(3,727)
Prepaid and other assets	3,842	(640)
Accounts payable and accrued liabilities	(3,343)	(5,696)
Warranty liability	620	10,315
Net cash used in operating activities	(2,583)	(9,808)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(1,662)	(1,624)
Proceeds on sale of investments and assets	316	—
Dividends received from joint ventures	7,878	5,823
Net cash from investing activities	6,532	4,199
Cash flows from (used in) financing activities:
Payments under short and long-term facilities	(23,221)	(11,717)
Drawings on operating lines of credit	4,605	11,070
Proceeds from share issuance, net	12,805	—
Net cash used in financing activities	(5,811)	(647)
Effect of foreign exchange on cash and cash equivalents	(2,654)	(664)
Decrease in cash and cash equivalents	(4,516)	(6,920)
Cash and cash equivalents, beginning of period (including restricted cash)	64,262	46,012
Cash and cash equivalents, end of period (including restricted cash)	$59,746	$39,092

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2021 and 2020

	Three months ended March 31,
	2021	2020
Supplementary information:
Interest paid	$812	$1,925
Taxes paid (refund), net of refunds	457	(187)
Refer to note 16 for non-cash transactions

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.
2. Liquidity and going concern

(a)    Impact of COVID-19

The COVID-19 pandemic has impacted the Company's business since March 2020. The extent, duration and impact of COVID-19 is uncertain, however since the second half of 2020, the Company's sales and customer demand has rebounded and remained relatively stable during the first quarter of 2021. The Company's production plants located Northern Italy closed temporarily during the first half of 2020 due to the COVID-19 pandemic, but have since remained open and are in full production in 2021.

While the demand for medium and heavy-duty trucks has increased due to an ongoing need for freight transportation and the growing demand for more climate-friendly vehicles in markets with favourable fuel price economics, sales of the Company's heavy-duty business were adversely affected in 2021 by the impact of the global shortage of semiconductors experienced by its initial High Pressure Direct Injection ("Westport HPDI 2.0TM" or "HPDI") Original Equipment Manufacturer ("OEM") launch partner.

The Company's light-duty OEM and Delayed OEM ("DOEM") businesses are dependent on new vehicle sales with gaseous fuel systems. Sales revenue from light-duty OEM business recovered significantly in the first quarter of 2021, to levels slightly below pre-COVID-19. Sales revenue from DOEM business declined compared to the same period in the prior year. Future results may be impacted by the global supply and effectiveness of vaccines and new virus variants may adversely affect customer demand going forward.

Management is closely monitoring and making efforts to mitigate the impact of COVID-19 on the Company's business. The Company has significant operations in Italy where there has been a high number of cases of COVID-19. The Company also sources components from China, which has been impacted by the global supply chain for semiconductor chips and other materials. At this time, management does not expect a material impact to its business; however, the situation is evolving and could become material if the supply chain disruption is prolonged or end customer demand declines.

In response to pandemic, the Company has undertaken numerous financing actions and implemented multiple austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures to secure liquidity and improve its ability to fund its operations. The Company continues to work closely with its key lenders to strengthen its liquidity and reduce its cost of capital through both debt and equity financing. The Company is also participating in government wage-subsidy and other support programs in the countries where it operates. The Company has received $198 in the three months ended March 31, 2021 ($467 in the three months ended March 31, 2020) related to these programs.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

2. Liquidity and going concern (continued):

(b)    Liquidity and going concern

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these condensed consolidated interim financial statements are issued. These condensed consolidated interim financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

The assessment of the liquidity and going concern requires the Company to make judgments about the existence of conditions or events that raise substantial doubt about the ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. This includes judgments about the Company's future activities and the timing thereof and estimates of future cash flows. Significant assumptions used in the Company's forecasted model of liquidity include forecasted sales, including forecasted increases in sales of the heavy-duty OEM business, forecasted costs and capital expenditures, amongst others. Changes in the assumptions could have a material impact on the forecasted liquidity and going concern assessment.

The Company believes that it has considered all possible impacts of known events arising from the COVID-19 pandemic in the preparation of the condensed consolidated interim financial statements; however, changes in circumstances due to COVID-19 could impact management's judgments and estimates associated with the liquidity and going concern assessment, and other critical accounting assessments.

At March 31, 2021, the Company's net working capital was $85,268 including cash and cash equivalents of $59,746. The Company's short-term and long-term debt, including the royalty payable, was $78,759, of which $27,760 matures in 2021 and $39,300 matures by May 31, 2022. The Company has another $2,085 in cash pledged to the repayment of the debt it holds in its Italian subsidiaries recorded in other long-term assets. During the quarter, the Company incurred a loss of $3,140 and negative cash flows from operating activities of $2,583, generated cash of $6,532 from investing activities and used cash of $5,811 in financing activities.

As part of its liquidity and funding management, the Company is evaluating foreseeable future cash flows from the Cummins Westport joint venture, as the joint venture term is scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners, with the Company receiving $7,878 as dividends in the three months ended March 31, 2021 (three months ended March 31, 2020 - $5,823). As per the joint venture agreement, both Cummins Inc. and the Company have equal rights to the joint venture’s intellectual property. However, there is no certainty that the Company will be able to monetize the intellectual property on a recurring basis to the level of the current dividends received from the joint venture. See notes 6 and 7(a) for additional details related to the Cummins Westport joint venture.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

2. Liquidity and going concern (continued):

Management believes that the cash on hand at March 31, 2021, the continued recovery of OEM and Independent Aftermarket ("IAM") businesses and the growth of its HD OEM business, coupled with current committed capital, will provide the cash flow necessary to fund operations over the next year to May 2022. The ability to continue as a going concern beyond May 2022 will be dependent on the Company's ability to generate sufficient positive cash flows from operations, successful conversion of or refinancing of the convertible debt, effective management of the Cummins Westport joint venture transition and on the Company's ability to finance its long term strategic objectives and operations (specifically the growth of the HPDI business). If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying, consolidated financial statements and the adjustments could be material.

3. Basis of preparation:

(a)    Basis of presentation:

These interim financial statements have been prepared in accordance with U.S. GAAP.

These interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2020, filed with the appropriate securities regulatory authorities. The Company followed the same policies and procedures as in the annual audited consolidated financial statements for the year ended December 31, 2020.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated interim balance sheets, condensed consolidated interim results of operations and comprehensive loss, condensed consolidated interim statements of shareholders' equity and condensed consolidated interim cash flows as at March 31, 2021 and for all periods presented, have been recorded. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results for the Company's full year.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, and Indian Rupee. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

3. Basis of preparation (continued):

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended
	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2020
Canadian dollar	1.26	1.27	1.27	1.34
Euro	0.85	0.82	0.83	0.91
Argentina Peso	91.86	84.06	132.54	61.52
RMB	6.55	6.53	6.48	6.98
Swedish Krona	8.72	8.19	8.39	9.68
Indian Rupee	73.15	73.00	72.92	72.42

4. Accounts receivable:

	March 31, 2021	December 31, 2020
Customer trade receivables	$72,358	$81,968
Other receivables	14,857	14,967
Income tax receivable	68	52
Due from related parties (note 6)	263	74
Allowance for doubtful accounts	(6,389)	(6,594)
	$81,157	$90,467

5. Inventories:

	March 31, 2021	December 31, 2020
Purchased parts	$43,705	$36,066
Work-in-process	2,412	3,203
Finished goods	11,013	12,133
	$57,130	$51,402

During the three months ended March 31, 2021, the net change in inventory provision is an increase of $198 (three months ended March 31, 2020 - recovery of $317).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

6. Short-term investment:

	March 31, 2021	December 31, 2020
Cummins Westport Inc.	$9,433	$—
The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three months ended March 31, 2021, the Company recognized its share of CWI’s income of $6,445 (three months ended March 31, 2020 - $5,304) in income from investments accounted for by the equity method. The CWI joint venture term is scheduled to end on December 31, 2021 and therefore, the investment in CWI was reclassified as short-term investment from long-term investment as at March 31, 2021.

As at March 31, 2021, the Company has a related party accounts receivable balance of $263 (December 31, 2020 - $74) due from CWI.

Assets, liabilities, revenue and expenses of CWI are as follows:

	March 31, 2021	December 31, 2020
Current assets:
Cash and short-term investments	$99,192	$94,984
Accounts receivable	2,931	5,681
	102,123	100,665
Long-term assets:
Property, plant and equipment	548	605
Deferred income tax assets	21,767	21,651
	22,315	22,256
Total assets	$124,438	$122,921
Current liabilities:
Accounts payable and accrued liabilities	$9,321	$5,557
Current portion of warranty liability	20,278	19,485
Current portion of deferred revenue	13,069	13,628
	42,668	38,670
Long-term liabilities:
Warranty liability	35,154	34,737
Deferred revenue	23,538	23,802
Other long-term liabilities	4,201	3,969
	62,893	62,508
Total liabilities	$105,561	$101,178

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

6. Short-term investment (continued):

	Three months ended March 31,
	2021	2020
Product revenue	$56,514	$47,546
Parts revenue	25,784	29,122
	82,298	76,668
Cost of revenue and expenses:
Cost of product and parts revenue	61,293	55,027
Research and development	1,236	4,465
General and administrative	406	349
Sales and marketing	2,219	3,387
	65,154	63,228
Income from operations	17,144	13,440
Interest and investment income	140	498
Income before income taxes	17,284	13,938
Income tax expense	4,395	3,330
Net income	$12,889	$10,608

7. Long-term investments:

	March 31, 2021	December 31, 2020
Cummins Westport Inc. (a)	$—	$10,866
Weichai Westport Inc. (b)	1,824	1,824
Minda Westport Technologies Limited	1,191	1,116
Other equity-accounted investees	148	148
	$3,163	$13,954

(a)    Cummins Westport Inc.:

The CWI joint venture term is scheduled to end on December 31, 2021. Additional details related to the CWI joint venture are included in note 6.

(b)    Weichai Westport Inc.:

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is currently the registered holder of a 23.33% equity interest in WWI. In April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

Cartesian is a global private equity firm based in New York that has investments in the Company. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC; Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to as “Cartesian”. In addition, Peter Yu, the founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016 and resigned as a Director of the Company in July 2020. See notes 13(b) and 14 for additional details of Cartesian’s investments in the Company.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

8. Property, plant and equipment:

		Accumulated	Net book
March 31, 2021	Cost	depreciation	value
Land and buildings	$5,193	$1,738	$3,455
Computer equipment and software	7,044	5,540	1,504
Furniture and fixtures	5,507	4,663	844
Machinery and equipment	102,130	56,704	45,426
Leasehold improvements	13,336	9,579	3,757
	$133,210	$78,224	$54,986

		Accumulated	Net book
December 31, 2020	Cost	depreciation	value
Land and buildings	$5,303	$1,701	$3,602
Computer equipment and software	7,045	5,570	1,475
Furniture and fixtures	4,968	4,148	820
Machinery and equipment	102,834	54,387	48,447
Leasehold improvements	12,479	9,316	3,163
	$132,629	$75,122	$57,507

9. Intangible Assets:

		Accumulated	Net book
March 31, 2021	Cost	amortization	value
Brands, patents and trademarks	$20,594	$11,186	$9,408
Technology	5,783	5,396	387
Customer contracts	12,687	11,782	905
Other intangibles	457	307	150
Total	$39,521	$28,671	$10,850

		Accumulated	Net book
December 31, 2020	Cost	amortization	value
Patents and trademarks	$21,763	$11,513	$10,250
Technology	6,040	5,613	427
Customer contracts	13,234	12,283	951
Other intangibles	477	321	156
Total	$41,514	$29,730	$11,784

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

10. Accounts payable and accrued liabilities:

	March 31, 2021	December 31, 2020
Trade accounts payable	$59,027	$57,307
Accrued payroll	15,536	14,737
Taxes payable	4,111	3,905
Deferred revenue	2,542	8,008
Accrued interest	109	137
Other payables	—	505
	$81,325	$84,599

11. Operating lease right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2021 and 2033. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended March 31,
	2021	2020
Operating lease cost:
Amortization of right-of-use assets	$973	$687
Interest	210	154
Total lease cost	$1,183	$841

The maturities of lease liabilities as at March 31, 2021 are as follows:

The remainder of 2021	$3,921
2022	4,125
2023	3,575
2024	3,159
2025	2,622
Thereafter	20,145
Total undiscounted cash flows	37,547
Less imputed interest	(5,360)
Present value of operating lease liabilities	32,187
Less: current portion	(4,952)
Long term operating lease liabilities	$27,235

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

12. Short-term debt:

	March 31, 2021	December 31, 2020
Revolving financing facility (a)	$1,871	$17,428
Credit facility (b)	6,017	6,017
Balance, end of period	$7,888	$23,445

(a)    The Company has a revolving financing facility with HSBC. This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The interest rate for this facility is the Libor rate plus 2.5%.

(b)    On July 23, 2020, the Company entered into a one-year $10,000 non-revolving term credit facility with EDC to provide working capital support in response to short-term liquidity shortfalls as a result of the COVID-19 pandemic. This credit facility's interest rate is the U.S. Prime Rate plus 3.0% per annum on amounts drawn and has no prepayment penalty or standby charge. As at March 31, 2021, the Company has drawn $6,000 on this facility. On February 16, 2021, the Company and EDC amended the credit facility such that the Company will not be able to draw any additional funds from this facility after February 16, 2021.

13. Long-term debt:

	March 31, 2021	December 31, 2020
Term loan facilities, net of debt issuance costs (a)	$49,162	$53,731
Convertible debt (b)	2,212	4,362
Other bank financing (c)	792	1,325
Capital lease obligations (d)	2,158	2,535
Balance, end of period	54,324	61,953
Current portion	(16,624)	(16,302)
Long-term portion	$37,700	$45,651

(a)    On December 20, 2017, the Company entered into a loan agreement with EDC for a $20,000 non-revolving term facility. The Company incurred debt issuance costs of $1,013 related to the loan which are being amortized over the loan term using the effective interest rate method. The loan bears interest at 6% (prior to March 1, 2019, at 9% plus monitoring fees), payable quarterly, as well as quarterly principal repayments. On March 23, 2020, the Company and EDC amended the terms of the secured term loan to defer $6,000 in principal payments in 2020, to recommence payment of $2,000 quarterly starting March 15, 2021 and to extend the term of the loan until September 30, 2022. As at March 31, 2021, the amount outstanding for this loan was $11,700, net of issuance costs, compared to $13,618, net of issuance costs, as at December 31, 2020. The loan is secured by share pledges over Westport Fuel Systems Canada Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and by certain of the Company's property, plant and equipment.

On October 9, 2018, and November 28, 2019, the Company entered into Euro denominated loan agreements with UniCredit S.p.A. ("UniCredit"). These loans bear interest at an annual rate of 2.3% and 1.8%, respectively, and interest is paid quarterly. The loans mature on December 31, 2023 and September 30, 2023, respectively. As at March 31, 2021, the amount outstanding for these loans was $6,333 compared to $7,246 as at December 31, 2020, and is secured by a cash pledge of $2,085, with these restricted funds recorded in other long-term assets.

On April 29, 2021, the Company and UniCredit amended the terms of the above Euro denominated loan agreements to combine the facilities into one $8,803 loan facility. This loan matures on March 31, 2027, bears interest at an annual rate of 1.65% and interest is paid quarterly. The cash pledge as security is removed after the amendment.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

13. Long-term debt (continued):

On May 20, 2020, the Company entered into a third Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.82% with a maturity date of May 31, 2025. As at March 31, 2021, the amount outstanding for this loan was $5,029 compared to $5,558 as at December 31, 2020. There is no security on the loan as it was made as part of the Italian government's Decreto Liquidità to help Italian companies to secure liquidity to continue operating while mitigating some of the impact of COVID-19.

On July 17, 2020, the Company entered into a fourth Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.75% with a maturity date of July 31, 2026. As at March 31, 2021, the amount outstanding for this loan was $17,830 compared to $18,650 as at December 31, 2020. There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. The effective interest rate of this loan is 1.7% with a maturity date of August 31, 2026. As at March 31, 2021, the amount outstanding for this loan was $8,270 compared to $8,659 as at December 31, 2020. There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità.

(b)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. On July 24, 2020, Westport restructured the Tranche 2 Financing agreement and entered into a new financing agreement with Cartesian. Under the terms of the agreement, the Company agreed to pay down the principal amount of the existing convertible notes from $17,500 to $10,000. Concurrent with such repayment, the maturity of the remaining amended notes was extended three years to July 31, 2023, the coupon rate was reduced from 9.0% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share.

During the first quarter of 2021, Cartesian exercised its option to convert a principal amount of $2,500, plus accrued and unpaid interest on such principal amount, into 1,815,117 common shares of the Company. To date, Cartesian has exercised its option to convert a total principal amount of $7,500, plus accrued and unpaid interest on such principal amount, into 5,422,585 common shares of the Company.

(c)     Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2023. Security includes a building owned by the Company in the Netherlands and certain accounts receivable.

(d)     The Company has capital lease obligations with terms of two to five years at interest rates ranging from 1.3% to 5.7%.

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of March 31, 2021, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of the senior financings and convertible debt are as follows as at March 31, 2021:

	Term loan facilities	Convertible Debt	Other bank financing	Capital lease obligations	Total
Remainder of 2021	$11,515	$—	$264	$642	$12,421
2022	14,496	—	352	506	15,354
2023	8,452	2,212	176	441	11,281
2024	6,343	—	—	386	6,729
2025 and thereafter	8,356	—	—	183	8,539
	$49,162	$2,212	$792	$2,158	$54,324

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

14. Long-term royalty payable:

	March 31, 2021	December 31, 2020
Balance, beginning of period	$16,042	$18,258
Accretion expense	505	3,732
Repayment	—	(5,948)
Balance, end of period	16,547	16,042
Current portion	(7,451)	(7,451)
Long-term portion	$9,096	$8,591

On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum subject to adjustment for asset sales. The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Amounts due to Cartesian are secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty. Cartesian is paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with these payments being allocated on a non-discounted basis to future years' minimum payments.

As of March 31, 2021, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $11,912.

The estimated repayments including interest are as follows, for the twelve months ending March 31:

2022	$7,451
2023	5,657
2024	1,795
2025	1,637
2026	2,270
2027	2,851
$21,661

15. Warranty liability:

A continuity of the warranty liability is as follows:

	March 31, 2021	December 31, 2020
Balance, beginning of period	$18,936	$8,901
Warranty claims	(770)	(6,906)
Warranty accruals	852	16,191
Change in estimate	—	(291)
Impact of foreign exchange	(794)	1,041
Balance, end of period	18,224	18,936
Less: current portion	(11,056)	(10,749)
Long-term portion	$7,168	$8,187

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

16. Share capital and other stock-based plans:

On November 9, 2020, the Company filed a prospectus supplement to establish an At-the-Market equity program ("ATM Program") which allows the Company to issue up to $50,000 of common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. In the first quarter of 2021, the Company issued 1,819,712 common shares at weighted average share price of $7.26 per share for gross proceeds of $13,211, net of total transaction costs of $405, including commission of $264 resulting in net proceeds of $12,806. The ATM Program was completed as of March 20, 2021 and the Company raised a total of $27,586 gross proceeds through this ATM Program.

On January 21, 2021, Cartesian exercised its option to convert a principal amount of $2,500, plus accrued and unpaid interest on such principal amount, into 1,815,117 common shares at $1.42 per share.

During the three months ended March 31, 2021, the Company issued 143,217 common shares upon exercises of share units (three months ended March 31, 2020 – 48,891 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2021, the Company recognized $84 (three months ended March 31, 2020 - $624) of stock-based compensation associated with the Westport Omnibus Plan.

A continuity of the Units issued under the Westport Omnibus Plan as of March 31, 2021 and March 31, 2020 are as follows:

	Three months ended March 31, 2021		Three months ended March 31, 2020
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	1,452,378	$3.29	1,777,941	$3.19
Granted	—	—	56,951	1.40
Exercised	(143,217)	3.71	(48,891)	2.41
Forfeited/expired	(57,724)	3.32	(10,117)	3.35
Outstanding, end of period	1,251,437	$3.23	1,775,884	$3.16
Units outstanding and exercisable, end of period	41,667	$2.41	9,123	$2.41

During the three months ended March 31, 2021, no share units were granted to directors and employees (2020 - 56,951). The prior year included 36,051 restricted share units ("RSUs") and 20,900 performance share units ("PSUs"). Values of RSU awards are generally determined based on the fair market value of the underlying common shares on the date of grant. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of common shares that will issue over time, but are based on future performance and other conditions tied to the payout of the PSU.

As at March 31, 2021, $1,121 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized over two years.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

16. Share capital and other stock-based plans (continued):

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at March 31, 2021 was as follows:

March 31, 2021
(CDN $)
Share units:
Outstanding	$11,313
Exercisable	345

(c)    Stock-based compensation:

Stock-based compensation associated with the Westport Omnibus Plan is included in operating expenses as follows:

	Three months ended March 31,
	2021	2020
Cost of revenue	$19	$12
Research and development	27	48
General and administrative	14	507
Sales and marketing	24	57
	$84	$624

17. Related party transactions:
The Company enters into related party transactions with the CWI joint venture. Refer to note 6 for the related party transactions with CWI.

18. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

19. Segment information:

The Company manages and reports the results of its business through four segments: OEM, IAM, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM"). The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated matters.

Financial information by business segment as follows:

	Three months ended March 31, 2021
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$42,761	$(6,467)	$2,143	$132
IAM	33,682	1,637	1,274	—
Corporate	—	(3,327)	56	6,445
CWI - 50%	41,149	8,572	29	—
Total Segment	117,592	415	3,502	6,577
Less: CWI - 50%	(41,149)	(8,572)	(29)	—
Total Consolidated	$76,443	$(8,157)	$3,473	$6,577

	Three months ended March 31, 2020
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$34,272	$(14,473)	$1,847	$63
IAM	32,951	4,759	1,461	—
Corporate	—	(10,159)	61	5,304
CWI - 50%	38,334	6,720	31	—
Total Segment	105,557	(13,153)	3,400	5,367
Less: CWI - 50%	(38,334)	(6,720)	(31)	—
Total Consolidated	$67,223	$(19,873)	$3,369	$5,367

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

19. Segment information (continued):

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total revenue
	Three months ended March 31,
	2021	2020
Europe	60%	66%
Americas	12%	17%
Asia	12%	8%
Africa	11%	2%
Others	5%	7%

As at March 31, 2021, total long-term investments of $1,972 (December 31, 2020 - $12,838) was allocated to the Corporate segment and $1,191 (December 31, 2020 - $1,116) was allocated to the OEM segment.

Total assets are allocated as follows:

	March 31, 2021	December 31, 2020
OEM	$138,440	$148,959
IAM	149,064	156,967
Corporate	45,813	40,337
CWI - 50%	62,219	61,461
	$395,536	$407,724
Less: CWI - 50%	(62,219)	(61,461)
Total consolidated assets	$333,317	$346,263

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

20. Financial instruments:

(a)    Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

(b)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of losses and negative cash flows from operations since inception. At March 31, 2021, the Company has $59,746 of cash, cash equivalents and short-term investments, including restricted cash of $103.

The following are the contractual maturities of financial obligations as at March 31, 2021:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$81,325	$81,325	$81,325	$—	$—	$—
Short-term debt (note 12)	7,888	7,888	7,888	—	—	—
Term loan facilities (note 13 (a))	49,162	51,779	15,739	21,167	12,289	2,584
Convertible debt (note 13 (b))	2,212	2,879	162	2,717	—	—
Other bank financing (note 13 (c))	792	798	270	528	—	—
Capital lease obligations (note 13 (d))	2,158	2,232	581	1,078	573	—
Long-term royalty payable (note 14)	16,547	21,661	7,451	7,452	3,907	2,851
Operating lease obligations (note 11)	32,187	37,547	4,952	7,458	3,025	22,112
	$192,271	$206,109	$118,368	$40,400	$19,794	$27,547

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2021 and 2020

20. Financial Instruments (continued):

(c)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interest in CWI, WWI, Minda Westport Technologies Limited, and other investments. CWI is the most significant of the long-term investments and is accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying values reported in the consolidated balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying value of the term loan facilities, convertible debt and other bank financing included in the long-term debt (note 13(a)) do not materially differ from their fair value as at March 31, 2021, as the majority of the term loan facilities, convertible debt and other bank financing were raised or amended recently.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2021, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.